EXHIBIT 11
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Year Ended December 31,
	2006	2005	2004
Basic Earnings per Share	(In thousands except per share amounts.)
Average shares outstanding	79,140	78,266	76,958

Income available to common shareholders	$125,194	$115,199	$110,620

Basic Earnings per Share	$1.58	$1.47	$1.44

Diluted Earnings per Share

Average common shares outstanding	79,140	78,266	76,958

Effect of dilutive stock options	402	331	420

Average diluted shares outstanding	79,542	78,597	77,378

Income available to common shareholders	$125,194	$115,199	$110,620

Diluted Earnings per Share	$1.57	$1.47	$1.43